Exhibit 99.1

Notice to Shareholders (and ADS Holders) of Renren, Inc. of
Proposed Settlement of Shareholder Derivative Action,
Settlement Hearing, and Right to Appear

The Supreme Court of the State of New York, New York County,
authorized this Notice. This is not a solicitation from a lawyer.

Please read this notice (the “Notice”) carefully and in its entirety. This Notice relates to a proposed settlement (the “Settlement”)[1] of a consolidated shareholder derivative action (the “Lawsuit”) brought on behalf of Renren, Inc. (“Renren”) and pending in the Supreme Court of the State of New York, County of New York (the “Court”).

This Notice contains important information. Your rights will be affected by these legal proceedings. If the Court approves the Settlement, you will be forever barred from contesting the fairness, reasonableness, and adequacy of the Settlement and related matters, and from pursuing the Released Claims (as defined herein).

If the Settlement is approved by the Court, and subject to other conditions of the Settlement being satisfied, an aggregate amount of at least $300 million, less any amounts awarded by the Court for Plaintiffs’ Counsel’s attorneys’ fees and expenses and Settlement-related administrative and tax expenses, will be distributed on a pro rata basis to Renren shareholders and ADS holders as of a Record Date (the “Record Date”). The Record Date will be the earliest practicable date after the Effective Date consistent with the terms of the Deposit Agreement and/or the requirements of any applicable New York Stock Exchange rule(s), if any (including, but not limited to, Rule 204.12) or other applicable securities laws and regulations (including, but not limited to, Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934). Once the specific date of the Record Date is determined, Renren shall file a Form 6-K with the SEC and comply with the Deposit Agreement to publicly announce that date.

Please note that there is no proof of claim form for shareholders to submit in connection with the Settlement and Renren shareholders and ADS holders are not required to take any action in response to this Notice.

If you are a record owner of Renren Class A ordinary shares, please read the section below entitled “NOTICE TO RECORD OWNERS TO DISPUTE ANY DISCREPANCIES IN THE RECORD OWNER REGISTER.”

1. Why did I get this Notice?

This Notice is being sent to you because you are a record owner of Renren Class A ordinary shares and/or Renren ADSs as of the date the parties signed the Settlement Stipulation.

You have a right to know about the proposed Settlement of the Lawsuit, and about all of your options, before the Court decides whether to approve the Settlement.

[1] All capitalized terms used in this Notice that are not otherwise defined herein shall have the meanings provided in the Stipulation of Settlement, dated October 7, 2021 (the “Stipulation”), which is available on the Settlement website at www.RenrenSettlement.com.

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

This Notice explains the Lawsuit, the Settlement, your legal rights, what benefits are available, and who is eligible for them.

The Court in charge of the Lawsuit is the Supreme Court of the State of New York, New York County, Commercial Division, and the case is called In re Renren Inc. Derivative Litigation, Index No. 653594/2018. The judge presiding over the Lawsuit is Justice Andrew Borrok. The shareholders who brought the Lawsuit are called the Plaintiffs,[2] and the companies and people who the shareholders have sued are called the Defendants.[3] The Lawsuit is a derivative action, which means that the Plaintiffs seek to pursue claims on behalf of Renren itself. Renren is named in the Lawsuit as a Nominal Defendant only and there are no claims asserted against Renren.

If the Court approves the Settlement and the Settlement becomes effective: (a) the Lawsuit will be dismissed with prejudice, (b) the release of Released Plaintiffs’ Claims (defined below) will become effective, and (c) the Administrator approved by the Court will make payments pursuant to the Settlement. In addition, if Defendants seek a release of direct claims held by Renren Shareholders[4] and the Court approves such a release, then any direct claims held by Renren Shareholders will be released. The Settlement is not contingent on any release of direct claims held by Renren Shareholders, and the Court may approve the Settlement even without granting a release of any direct claims held by Renren Shareholders.

2. What is this lawsuit about?

The following summary does not constitute findings of the Court. The Court has made no findings about the following matters and these descriptions are not opinions of the Court as to the merits of any of the claims or defenses raised by any of the parties.

[2] The Plaintiffs are: Heng Ren Silk Road Investments LLC, Oasis Investments II Master Fund Ltd., and Jodi Arama (collectively, “Plaintiffs”).

[3] The Defendants are: Joseph Chen (“Chen”); David K. Chao (“Chao”); DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the “DCM Defendants”); Duff & Phelps, LLC (“Duff & Phelps”); Oak Pacific Investment (“OPI”); Social Finance, Inc. (“SoFi”); SoftBank Group Capital Limited (“SoftBank GCL”), SoftBank Group Corp. (“SoftBank Group”), SB Pan Pacific Corporation (“SoftBank PPC” and collectively with SoftBank GCL and SoftBank Group, the “SoftBank Defendants”); Renren SF Holdings, Inc. (“Renren SF”); and Renren Lianhe Holdings (“Renren Lianhe”) (collectively, “Defendants”). Renren itself is a nominal Defendant in the Lawsuit.

[4] “Renren Shareholders” means all owners of Renren Class A ordinary shares, whether they are record holders or beneficial owners, as of the Record Date and, to the extent they are separate from the Class A ordinary shares, all owners of Renren ADSs, whether they are record holders or beneficial owners, as of the Record Date, but excluding as to either owners of Class A ordinary shares or Renren ADSs, all Defendants and the D&O Releasees.

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

Plaintiffs alleged[5] that the Defendants, directly or indirectly, harmed Renren in connection with a series of integrated transactions announced on April 30, 2018 (the “Transaction”) involving: (a) the offering of shares in OPI (the “Private Placement”) to shareholders of Renren (including holders of Renren’s American depositary shares (“ADSs”)) who qualified as “Eligible Shareholders” (i.e., shareholders who were “accredited investors” under the Securities Act of 1933 and “qualified purchasers” under the Investment Company Act of 1940, and not residents of a defined “Excluded Jurisdiction” where the Private Placement would be prohibited); (b) a cash dividend (the “Cash Dividend”) payable to shareholders of Renren (including ADS holders) other than Eligible Shareholders who accept the Private Placement offer, in an amount calculated as the “OPI Value” of $500 million divided by the total number of Renren shares (and ADSs) not participating in the Private Placement; and (c) the separation of OPI from Renren (the “Separation”). Renren previously formed OPI as a direct wholly owned subsidiary of Renren for the purpose of Renren’s transfer of most of its investments in privately held companies to OPI. Renren then transferred to OPI its minority interests in 44 portfolio companies, among other things (the “Investments”). The Investments included all of Renren’s shares of SoFi, which constituted, by value, Renren’s largest single investment. Upon closing of the Private Placement, Renren would continue as a publicly held entity, with its remaining businesses and holdings. OPI would be separated as a privately held entity that owned the Investments, and Renren would no longer own any shares of OPI. The Transaction was completed in June 2018, and Renren paid the $134.3 million Cash Dividend.

Plaintiffs asserted claims under Cayman Islands law and New York law in connection with the Transaction, and included allegations that Renren was controlled by Chen, the DCM Defendants, Liu, and the SoftBank Defendants, and that Chen, Chao, and other insiders—aided and abetted and assisted by the DCM Defendants, the Softbank Defendants, and Duff & Phelps—caused Renren to transfer its Investments at an undervalued price in the Transaction, thus benefitting certain Defendants and harming Renren.

Plaintiffs also asserted claims relating to the disposition of interests in SoFi stock following the completion of the Transaction and the commencement of the Lawsuit. Those claims allege that in March 2019 and October 2019, OPI and its wholly owned subsidiaries fraudulently conveyed interest in SoFi stock to SoFi (and later SoftBank GCL).

Plaintiffs’ Counsel reviewed tens of thousands of documents, consulted with financial and foreign law experts about the Lawsuit, and both Defendants and Plaintiffs presented arguments to the Court about the merits of the claims. The Court decided not to dismiss the Lawsuit, but did not make any final decisions about the merits of the case.

Defendants have denied, and continue to deny, all allegations of wrongdoing, fault, liability or damage, and assert that Plaintiffs’ claims have no legal or factual merit.

[5] The operative complaint in the Lawsuit is the amended and supplemental consolidated complaint, dated March 22, 2021 (the “Complaint”), which is available on the Settlement website at www.RenrenSettlement.com.

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

3. Why is there a settlement?

Although Plaintiffs and Plaintiffs’ Counsel believe they would have prevailed on their claims at trial, Defendants believe the Plaintiffs’ claims would have been dismissed before trial and, in any event, that Plaintiffs would not have prevailed on their claims against Defendants at a trial. To avoid the cost and risks of further proceedings and potentially a trial, the parties have agreed to the Settlement, which will entitle Renren Shareholders to receive money. The Plaintiffs and Plaintiffs’ Counsel think the Settlement is fair and is in the best interests of Renren and its shareholders and ADS holders.

Plaintiffs’ Counsel conducted an investigation and pursued discovery relating to the claims and the underlying events and transactions alleged in the Lawsuit. Plaintiffs’ Counsel analyzed the evidence obtained during their investigation and the discovery obtained in the Lawsuit, researched the applicable law with respect to the claims and the potential defenses asserted in the Lawsuit (and retained and consulted with foreign law experts on Cayman Islands law and Chinese law), and engaged and consulted with financial experts with respect to potential damages recoverable in the Lawsuit.

In negotiating and evaluating the terms of the Settlement, Plaintiffs and Plaintiffs’ Counsel considered the legal and factual defenses to the Plaintiffs’ claims and the expense, delay, and risk of pursuing the claims through trial and appeals. While Plaintiffs believe that the Investments were undervalued in the Transaction and that Renren did not receive hundreds of millions of dollars to which it was entitled in connection with the Transactions, Defendants have argued that they acted appropriately and continue to deny all allegations of wrongdoing, fault, liability, or damage. A retired United States District Court Judge, acting as a private mediator, assisted the parties over several months to negotiate the best deal that could be reached by agreement rather than continued litigation. In light of the risks of continued litigation, the amount of the Settlement, and the immediacy of recovery, Plaintiffs and Plaintiffs’ Counsel believe that the Settlement is fair, reasonable and adequate, and in the best interests of the Company and its shareholders and ADS holders. Plaintiffs and Plaintiffs’ Counsel believe that the Settlement provides an extraordinary benefit to Renren and its shareholders and ADS holders though corporate governance changes and provides its minority shareholders and ADS holders with a substantial gross monetary recovery of at least $300 million in cash, as compared to the risk that the claims in the Lawsuit would produce a smaller recovery, or no recovery, after trial and appeals, possibly years in the future. None of the Defendants, nor certain other former Renren officers and directors, shall be entitled to participate in the settlement proceeds.

The Court has not made any final decisions about the merits of Plaintiffs’ claims or Defendants’ defenses.

4. What does the settlement provide?

In consideration for the full and final dismissal with prejudice of the Lawsuit and the releases described below, the Defendants have agreed to pay the greater of (a) $300 million or (b) the sum of (x) $38.6866 per ADS multiplied by the number of issued and outstanding ADSs held by Renren Shareholders as of the Record Date and (y) $0.859701 per Class A ordinary share multiplied by the total number of issued and outstanding Class A ordinary shares held by Renren Shareholders as of the Record Date (the “Settlement Amount”). The Settlement Amount will be paid into a common Settlement Account (the “Settlement Account”).

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

The Settlement Amount, less any amounts awarded by the Court for Plaintiffs’ Counsel’s attorneys’ fees and expenses and Settlement-related administrative and tax expenses, will be distributed on a pro rata basis to Renren Shareholders that own shares of Renren Class A common stock or Renren ADSs as of the Record Date. Defendants and certain current and/or former Renren insiders (James Jian Liu, Tianruo Pu, Stephen Tappin, Hui Huang, and Thomas Ren, and each of their agents, attorneys, advisors, representatives, heirs, successors, and assigns (the “D&O Releasees”)) shall not be entitled to participate in or receive any portion from the Settlement Account.

Distribution of the Settlement Account is the responsibility of Plaintiffs and Plaintiffs’ Counsel under the supervision of the Court, and Defendants shall have no responsibility for the Settlement Account once the OPI Defendants and Duff & Phelps have paid or caused the $300 million (plus any True Up amount(s) required as set forth in the Stipulation) to be paid into the Settlement Account.

In addition to the monetary recovery for public shareholders, the Settlement provides that Renren will agree to the following corporate governance changes, which will remain in effect for five (5) years following approval of the Settlement:

a.	Neither Renren nor any Renren Board of Directors committee may hire Duff & Phelps for any purpose;

b.	Renren’s directors will certify at least annually that they (i) have reviewed Renren’s Code of Business Conduct and Ethics; (ii) have complied with it; and (iii) have not taken, and will not take, any action that violates its provisions;

c.	Neither the Chairman of the Renren Board of Directors, if not independent, nor any other Renren corporate officer, will serve as a member of the Corporate Governance and Nominating Committee of the Renren Board of Directors; and

d.	Renren will award director compensation that is comprised of a mix of (i) cash and (ii) deferred equity or equity-linked compensation to attempt to align the interests of Renren’s directors with those of Renren’s shareholders. All Renren directors will be required to hold shares or ADSs of Renren.

5. How does the Settlement affect my rights?

If the Settlement is approved by the Court, you cannot bring derivative claims or be part of any other derivative lawsuit against Released Defendant Parties about the issues in the Lawsuit. Giving up these claims is called a release. If the Settlement is approved by the Court, the Court will enter a final order and Judgment (the “Judgment”) whereby the Lawsuit will be dismissed with prejudice and the following releases will occur:

Release of Claims by Plaintiffs and Renren: Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, in their capacities as such only, derivatively on behalf of Renren, and Renren directly, by operation of the Stipulation and the Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Released Defendant Parties (defined below) from any and all of the Released Plaintiffs’ Claims (defined below), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Released Defendant Parties. Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and the Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Renren Releasees (defined below) from any and all of the Released Plaintiffs’ Claims (defined below), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Renren Releasees. Renren, by operation of the Stipulation and the Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the other Renren Releasees (defined below) from any and all of the Released Plaintiffs’ Claims (defined below), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the other Renren Releasees.

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

“Released Defendant Parties” means Defendants and each of their respective current and former directors, officers, employees, agents, attorneys, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers.

“Released Plaintiffs’ Claims” means any claims that have been or could have been asserted in the Action or any forum by Plaintiffs and Renren, including all of Plaintiffs’ shareholders, officers, directors, employees and those of their parents, subsidiaries and other affiliates, on their own behalf and on behalf of each of their respective predecessors, successors, heirs, agents, executors, administrators and assigns, and any person they represent, and on behalf of Renren against Defendants and each of their respective predecessors, successors, affiliates, heirs, agents, executors, administrators and assigns, and any persons they represent, from any and all claims or causes of action, known or unknown, based upon, arising out of, or in any way relating to any of the facts, acts, omissions, transactions, events or occurrences alleged in the pending Lawsuit, including (merely for the avoidance of doubt but without limitation): the Separation; the Private Placement; the Transaction; the OPI Value; the Cash Dividend; the Call Options; the Call Option Transfer; the SoftBank Option Exercise Transfer; the Opinion, as defined in the Complaint; provided, however, that this release shall not include claims by the parties to enforce the terms of the Settlement.

“Renren Releasees” means Renren and all of its current and former directors, officers, employees, agents, attorneys, advisors, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers. For the avoidance of doubt, Renren Releasees does not include Duff & Phelps.

Release of Claims by the Defendants: The Defendants, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and the Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Released Plaintiff Parties (defined below) and Renren Releasees, but, for the sake of clarity, excluding any other Defendant except as expressly provided for in the Stipulation or in any other agreement among such Defendants, from any and all of the Released Defendants’ Claims (defined below, and together with the Released Plaintiffs’ Claims, the “Released Claims”), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants’ Claims against any of the Released Plaintiff Parties and Renren Releasees, but, for the sake of clarity, excluding any other Defendant except as expressly provided for in the Stipulation or in any other agreement among such Defendants.

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

“Released Plaintiff Parties” means Plaintiffs, their respective counsel (including all Plaintiffs’ Counsel), and their past and present officers and directors, and all agents, representatives, estates, insurers, reinsurers and advisors of any of the foregoing.

“Released Defendants’ Claims” means any claims that have been or could have been asserted in the Action or any forum by Defendants or any of them or their respective successors and assigns against Plaintiffs, Plaintiffs’ Counsel, and each of their respective predecessors, successors, affiliates, heirs, agents, executors, administrators and assigns, and any persons they represent, and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants, from any and all claims or causes of action, known or unknown, relating to the investigation, initiation, prosecution, defense, and/or resolution of the Action; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants may have with respect to obligations pursuant to the terms of the Stipulation. Nor shall anything contained in this Stipulation release any past, present, or future claims on the part of any current or former Renren officers or directors for (i) indemnification against Renren, except that a Defendant may not seek indemnification from Renren with respect to any amount contributed by or on behalf of the Defendant to the Settlement Amount and/or the True Up; and/or (ii) coverage under Renren’s insurance policies.

The releases the Settlement extend to “Unknown Claims,” which are defined as:

Any and all Released Claims that a Person granting a Release hereunder does not know or suspect exist in his, her or its favor at the time of the release of the Released Claims, including without limitation those which, if known, might have affected the decision to enter into this Settlement, and any and all claims which any Defendant does not know or suspect to exist in his, her or its favor at the time of the release of the Released Defendant Claims, including without limitation those which, if known, might have affected the decision to enter into this Settlement. With respect to any and all Released Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiffs (for themselves and on behalf of the Releasing Persons other than Renren), the Renren Releasees, the D&O Releasees and each Defendant shall be deemed to have waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Renren, Plaintiffs , the D&O Releasees, and Defendants acknowledge that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of all Parties to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Renren, Plaintiffs, the D&O Releasees and Defendants acknowledge, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a key element of the Settlement and was relied upon by Plaintiffs and Defendants in entering into the Stipulation.

In addition, the Defendants may ask the Court for a release such that any Renren Shareholder who receives and accepts a distribution from the Settlement Account also be deemed to have released any Released Plaintiffs’ claims that that shareholder may have against each Defendant, D&O Releasees and other Renren Releasees (the “Requested Renren Shareholder Release”). The Settlement is not contingent on the Requested Renren Shareholder Release, and the Court may approve the Settlement even without approving the Requested Renren Shareholder Release. Plaintiffs have not agreed to any such release, but have agreed that they will not oppose Defendants’ petitioning the Court for the Requested Renren Shareholder Release. If Defendants choose to seek such relief, Defendants must raise the issue with the Court, in writing, no later than on November 9, 2021. Any Renren Shareholder that wishes to object to any Requested Renren Shareholder Release must do so no later than on November 24, 2021, before the Settlement Hearing by filing a separate objection to the Requested Renren Shareholder Release.

The Requested Renren Shareholder Release is not a condition to the Settlement. That is, the Settlement is binding on Defendants and the distributions from the Settlement Account will be paid pursuant to the Settlement (subject to the Court’s approval) even if the Court denies Defendants’ request to include the Requested Renren Shareholder Release.

6. How will the lawyers be paid?

Plaintiffs’ Counsel have invested significant time and resources in investigating and pursuing the derivative claims asserted in the Lawsuit, and have been working exclusively on a contingent fee since filing the Lawsuit, meaning that they would only be compensated for their time litigating this Lawsuit if they created a benefit for Renren or Renren’s shareholders through the Lawsuit. Moreover, Plaintiffs and Plaintiffs’ Counsel have incurred significant expenses in pursuing the Lawsuit on behalf of Renren, which could only be recovered if they created a benefit for Renren or Renren’s shareholders through the Lawsuit.

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

In light of the risks undertaken in pursuing the Action on a contingency basis and the benefits created for Renren and Renren’s shareholders through the Settlement and the prosecution of the Lawsuit, Plaintiffs’ Counsel intend to apply to the Court for an award of attorneys’ fees in an amount not to exceed thirty-three percent (33%) of the Settlement amount as well as reimbursement of costs and expenses incurred in an amount not to exceed $950,000, exclusive of the costs of the Administrator, discussed below.

Plaintiffs’ Counsel have been working on the Lawsuit since 2018. The fees would pay Plaintiffs’ Counsel for litigating the case and negotiating the Settlement that achieves a minimum of a $300 million monetary recovery and corporate governance improvements. The expenses are to reimburse Plaintiffs and Plaintiffs’ Counsel for out-of-pocket expenses incurred in litigating the Lawsuit. In addition to these attorneys’ fees and expenses, the Administrator will be entitled to payment for the fees and expenses for administering the Settlement and forwarding payments for distribution to public shareholders, as well as any fees and expenses relating to the payment of any taxes for interest earned on the Settlement Account.

The Court may award less than these amounts. Defendants have agreed not to oppose Plaintiffs’ Counsel’s request for attorneys’ fees or reimbursement of costs and expenses. The amount of the fees and expenses, the payment to the Settlement Administrator, and any tax-related expenses will be deducted from the Settlement Account.

7. When and where will the Court decide whether to approve the Settlement?

The Court will hold a Settlement Hearing at 9:30 a.m. on December 9, 2021. The Court will hold the Settlement Hearing as a virtual hearing online. Login instructions for how to attend the hearing will be posted on the Settlement website at www.RenrenSettlement.com. You are invited, but are not required, to attend the hearing.

At the hearing, the Court will consider whether the Settlement is fair, reasonable, and adequate and whether to approve the Settlement. The Court will also consider Plaintiffs’ Counsel’s request for an award of attorneys’ fees and expenses. If there are objections, the Court will consider them. At or after the hearing, the Court will make decisions whether to approve these matters relating to the Settlement. We do not know how long these decisions will take.

To the extent that any Defendant seeks a Requested Renren Shareholder Release, the Court will also determine whether to approve the Requested Renren Shareholder Release at the Settlement Hearing. Approval of the Settlement shall be independent of, and not contingent upon, the Court’s decision on whether to approve any Requested Renren Shareholder Release requested by Defendants (if any).

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

8. How do I tell the Court that I don’t like the Settlement?

If you are a current record or beneficial owner of Renren Class A ordinary shares and/or Renren ADSs, and you continue to own such stock through the date of the Settlement Hearing, you can object to the Settlement if you don’t like any part of it, including the request by Plaintiffs’ Counsel for fees and reimbursement of expenses as described above. You can give reasons why you think the Court should not approve the Settlement or the request for fees/expenses. The Court will consider your views.

To the extent that any Defendant seeks a Requested Renren Shareholder Release, you may also object to such a Requested Renren Shareholder Release. Any such objection to any Requested Renren Shareholder Release shall be separately filed from any objection to the Settlement or the request by Plaintiffs’ Counsel for fees and reimbursement of expenses as described above.

To object to the Settlement generally or the Requested Renren Shareholder Release, you must file with the Court, no later than November 24, 2021, a written statement saying that you object to the Settlement or the Requested Renren Shareholder Release. Your objection must: (a) identify the case known as In re Renren Inc. Derivative Litigation, Index No. 653594/2018; (b) include your name, mailing address, email address, telephone number, and, if represented by an attorney, the name, mailing address, email address, and telephone number of your attorney; (c) include your signature; (d)  describe the specific reasons you object, including any legal and evidentiary support for your objections that you wish to bring to the Court’s attention; and (e) include documentation sufficient to prove that you held shares of Renren common stock or ADSs as of the close of business on the date of the objection and continue (or will continue) to hold such shares or ADSs as of the Settlement Hearing Date.

The easiest way to file your objection(s) with the Court and notify all counsel is by using the New York State Courts Electronic Filing system (https://iapps.courts.state.ny.us/nyscef/Login). You can create an account without an attorney. By electronically filing your objection(s) the court and all attorneys will receive the objection(s) at the same time. Choose to “File Documents” in the “Supreme Court” then choose to “File to an Existing Case.” In the “Case Number” field type “653594/2018” and for the Court select “New York County Supreme Court.” You are filing “Documents relating to an existing Motion/Cross-Motion/Petition/OSC” and should check “I am filing as a non-party to this case.” After you enter your name and address, you should upload your objection(s) and relate it to Plaintiffs’ Motion for Final Settlement Approval or Defendants’ filing, if any, seeking a Requested Renren Shareholder Release. Alternatively, you can mail your objection(s) so that such objection(s) is/are received no later than November 24, 2021 by the Clerk of the Court, 60 Centre Street, Room 119A, New York, NY 10007 with a copy to the Administrator, P.O Box 6569, Portland, OR 97228-6569, info@RenrenSettlement.com.

An objector is not required to attend the Settlement Hearing. However, any objector wishing to be heard orally, either individually or through counsel of their own choice, is required to indicate in their written objection(s) their intention to appear at the Settlement Hearing and to include in their written objection(s) the identity of any witnesses they may call to testify and copies of any exhibits they intend to introduce into evidence at the Settlement Hearing. Login instructions for how to attend the hearing will be posted on the Settlement website at www.RenrenSettlement.com.

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

9. Do I have to come to the hearing?

No. Plaintiffs’ Counsel will answer questions the Court may have. But, you are welcome to attend the virtual hearing by following the instructions provided on the Settlement website at www.RenrenSettlement.com. If you submit any objection(s), you don’t have to come to Court to talk about it. As long as you mailed your written objection(s) with the proper documentation and in the manner described above on time, the Court will consider it. You may also pay your own lawyer to attend, but it is not necessary.

10. How do I get more information?

This Notice summarizes the Settlement. For more detailed information about the matters involved in the Lawsuit, you are referred to the papers on file in the Lawsuit, which may be inspected during regular business hours of each business day at the Office of the Clerk of the Supreme Court of the State of New York, County of New York, 60 Centre Street, Room 119A, New York, NY 10007, or by using the New York State Unified Court System eCourts website (https://iapps.courts.state.ny.us/webcivil/ecourtsMain). Copies of the Stipulation and any related orders entered by the Court will be posted on the Settlement website at www.RenrenSettlement.com. If you have questions regarding the Settlement, you may write or call the following representatives for Plaintiffs’ Counsel: Nate Palmer at npalmer@reidcollins.com or 512-647-6100, or Michael Yoder at myoder@reidcollins.com or 214-420-8900.

Copies of this Notice may also be obtained from the website maintained by the Settlement Administrator, www. RenrenSettlement.com, or by calling the Administrator at 1-855-675-3082, or by emailing info@RenrenSettlement.com. If you chose to attend the Settlement Hearing, login instructions for the hearing will be posted on the Settlement website at www.RenrenSettlement.com.

NOTICE TO RECORD OWNERS TO DISPUTE ANY DISCREPANCIES IN THE RECORD OWNER REGISTER

If you are a record owner of Renren Class A ordinary shares, please review the bottom of this Notice, which states the number of shares of Renren Class A ordinary shares for which you are the record owner according to Renren’s register of members (the “Register”). If you dispute the accuracy of the number of shares listed by the Register, you must provide written notice to the Administrator within thirty (30) days of the date of this Notice stating (i) that you dispute the accuracy of the number of shares held by you listed in the Register and (ii) the correct number of shares that you believe should be listed in the Register. To the extent that you dispute the accuracy of the number of shares listed by the Register, you must follow the procedures set forth in Section 46 of the Cayman Islands Companies Act (2021 Revision), which requires that you apply to a Cayman Islands Court for an order that the Register be rectified. In the event that you dispute the number of Class A ordinary shares held by you as reflected in the Register, the Administrator will only disburse to you that portion of the Settlement Amount that is undisputed (if any) and hold the remainder until such time that your challenge to the Register is resolved by a Court of the Cayman Islands under Section 46 of the Cayman Islands Companies Law (2021).

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.

Please do not call or write the Court or the office of the Clerk of the Supreme Court of the State of New York, New York County, regarding this Notice.

Number of Ordinary Class A Shares of Renren That You Hold as Record Owner: <<XXXXXX>>

Questions? Visit www.RenrenSettlement.com.

Email info@Renrensettlement.com. Call 1-855-675-3082.